

For Immediate Release

For more information:
Rex S. Schuette
Chief Financial Officer
(706) 781-2266
Rex_Schuette@ucbi.com

UNITED COMMUNITY BANKS, INC. REPORTS
EARNINGS OF $10.6 MILLION FOR THIRD QUARTER 2012

- Net income of $10.6 million, or 13 cents per share
- Loans up $18.6 million from second quarter, and $28 million from a year ago
- Core transaction deposits up $72 million in third quarter, or 9 percent annualized
- Nonperforming assets decline $3.8 million, or 3 percent, from second quarter
- Capital position sound

BLAIRSVILLE, GA – October 25, 2012 – United Community Banks, Inc. (NASDAQ: UCBI) today reported net income of $10.6 million, or 13 cents per share, for the third quarter of 2012; and net income of $28.6 million, or 34 cents per share, year-to-date. The results for the third quarter and first nine months of 2012 reflect modest loan growth, strong core transaction deposit growth, increases in fee revenue and lower operating expenses compared with the same periods a year ago.

"United Community Banks is capitalizing on business opportunities, strengthening its financial foundation and building long-term value for customers, employees and shareholders," said Jimmy Tallent, president and chief executive officer. "Our third quarter was successful by nearly every measure, and represents the fifth profitable quarter since our 2011 capital transaction and problem asset disposition plan execution."

Tallent continued, "We achieved both positive linked-quarter and year-over-year loan growth. Our credit measures continue their positive trend, with nonperforming assets down $3.8 million, or 3 percent, from the second quarter. At the same time we reduced expenses and improved operating efficiency. We expect profitability to continue from improved efficiency and further expense reductions, as well as revenue enhancements from prudent growth of our business mix of loans and deposits. We are gaining momentum and achieving success."

Tallent said, "Continued expansion of quality loan and deposit relationships remains a top priority. Total loans were $4.138 billion at quarter-end, up $18.6 million from the second quarter and up $28 million from a year earlier, reflecting the first annual loan growth in over four years. We are strategically growing the portfolio by focusing on full-service relationships with small-to-medium-sized businesses. During the third quarter we added $218 million in new loan commitments, of which $137 million were funded by quarter-end. We also grew core transaction deposits by $72 million, contributing to an especially strong $236 million total in the first nine months. Annualized, the linked-quarter growth rate is 9 percent and year-to-date is 11 percent."

The third quarter provision for loan losses was $15.5 million, down from $36 million a year ago and $18 million in the second quarter. The third quarter 2011 provision for loan losses included $25 million specifically related to United's largest lending relationship. Third quarter net charge-offs were $20.6 million, compared to $18.9 million in the second quarter of 2012 and $17.5 million in the third quarter of 2011. Tallent added, "Net charge-offs of $20.6 million this quarter included losses from the sale of $13 million in performing classified loans that had $3.6 million in specific reserves at the end of the second quarter. The losses on the sold loans account for most of the difference between our provision for loan losses and charge-offs this quarter."

"Overall credit trends continued to improve this quarter with the exception of a slight increase in net charge-offs," Tallent said. "Most notably our performing classified loans, which are defined as accruing substandard for regulatory purposes, decreased $41.1 million in the third quarter, or 13 percent, to $282.5 million at quarter-end. Nonperforming assets were $142 million in the third quarter, down $3.8 million from the second quarter. Nonperforming asset levels are impacted positively or negatively by the inflow of new nonperforming loans and our ability to liquidate foreclosed properties. In the third quarter, the inflow of new nonperforming loans was $30.5 million compared with $29.4 million in the second quarter and $103 million a year ago. Also, loans past due 30 to 89 days increased slightly from .65 percent of outstanding loans in the second quarter to .68 percent in the third quarter."

Taxable equivalent net interest revenue totaled $57.4 million, up $535,000 from the second quarter of 2012 but down $1.91 million from the third quarter of 2011. "The decrease from last year primarily reflects lower yields on both our investment securities and loan portfolios," stated Tallent. "Our investment securities interest decline was due to reinvestment at record low rates, combined with $179 million in lower average balances for the quarter. We continue to look for reinvestment opportunities with a focus on floating-rate securities to alleviate market and duration risk. Floating-rate securities now account for 39 percent of the total investment securities portfolio. The lower yield on our loan portfolio reflects ongoing pricing pressure on new and reviewed loans."

Taxable equivalent net interest margin of 3.60 percent was up 17 basis points from last quarter and 5 basis points from a year ago. The increase in the third quarter was primarily due to our second quarter balance sheet restructuring and the resulting smaller balance sheet.

Fee revenue was $13.8 million for the third quarter, compared to $12.9 million for the second quarter and $11.5 million a year ago. The increase from prior quarters was primarily due to the higher level of mortgage loans closed and related mortgage fees. Mortgage refinancing activity continued to accelerate through the third quarter as mortgage rates fell to record low levels. Closed mortgage loans totaled $108 million in the third quarter of 2012 compared with $79.8 million in the second quarter and $57.4 million in the third quarter of 2011. Service charges and fees on deposit accounts were also up from a year ago due to new fees on low balance deposit accounts that became effective in the first quarter of 2012, more than offsetting lower overdraft fees.

Other fee revenue of $2.56 million was up $930,000 from the second quarter of 2012 and $579,000 from the third quarter of 2011, primarily related to fees on our new customer derivatives product and non-core items. In the third quarter of 2012, United earned $278,000 in net fees on customer derivative transactions through its recently initiated back-to-back swap program on fixed rate commercial loans. The non-core other fee revenue items in the third quarter included $608,000 in hedge ineffectiveness gains, compared with $180,000 in hedge ineffectiveness losses in the second quarter of 2012 and $575,000 in hedge ineffectiveness gains in the third quarter of 2011. Another non-core item relates to net gains or losses on United's deferred compensation plan assets. In the third quarter of 2012, United had $153,000 in gains on deferred compensation plan assets compared with $386,000 in losses a year ago and $8,000 in losses in the second quarter of 2012. Gains and losses on deferred compensation plan assets included in fee revenue are directly offset by losses or gains on United's deferred compensation plan liabilities that increase or decrease salaries and employee benefit costs each quarter.

Operating expenses, excluding foreclosed property costs, were $41.1 million for the third quarter of 2012 compared to $42.5 million for the second quarter and $43.7 million a year ago. Reduced staff levels and related costs were the primary drivers of the decrease from both periods, with 22 fewer staff positions compared to the second quarter and 170 fewer from a year ago. Most other expense categories were down as well, reflecting efforts to improve operating efficiency.

Foreclosed property costs for the third quarter of 2012 were $3.7 million, compared to $1.9 million in the second quarter and $2.8 million a year ago. Third quarter 2012 costs included $962,000 for maintenance and $2.7 million in net losses and write-downs. For the second quarter, foreclosed property costs included $1.1 million in maintenance and $739,000 in net losses and write-downs. Third quarter 2011 costs included $1.8 million in maintenance and $968,000 in net losses and write-downs. The rise this quarter in net losses and write-downs was due primarily to re-appraisals of properties held for sale.

As of September 30, 2012, capital ratios were as follows: Tier 1 Risk-Based of 14.3 percent; Tier 1 Leverage of 9.8 percent; and Total Risk-Based of 15.8 percent. The Tier 1 Common Risk-Based ratio was 8.8 percent and the tangible equity-to-assets ratio was 8.7 percent.

"We have made significant progress on all fronts to position us as the customer service leader in financial services," Tallent said. "This progress includes successfully recapitalizing the company, aggressively addressing our credit challenges, and rebalancing our loan portfolio for a more favorable risk profile going forward. We have also made significant progress in building on our already strong deposit base and improving operating efficiency."

Tallent noted the recent addition of Lynn Harton, who brings to United 29 years of executive banking experience, as chief operating officer. "Lynn has earned a high level of respect in our industry and we are delighted to have him on board," Tallent said. "We also strengthened our board of directors earlier this year with the addition of two experienced business, risk management and capital markets professionals. With this added depth and expertise, coupled with our exceptional bankers and their documented outstanding level of customer service, we are well positioned with the right people, strategies, products, and business model to be the financial services leader in our markets."

Conference Call

United will hold a conference call today, Thursday, October 25, 2012, at 11 a.m. ET to discuss the contents of this news release and to share business highlights for the quarter. To access the call, dial (877) 380-5665 and use the conference number 36390832. The conference call also will be webcast and can be accessed by selecting 'Calendar of Events' within the Investor Relations section of United's website at www.ucbi.com.

About United Community Banks, Inc.

Headquartered in Blairsville, United Community Banks, Inc. is the third-largest bank holding company in Georgia. United has assets of $6.7 billion and operates 27 community banks with 104 banking offices throughout north Georgia, the Atlanta region, coastal Georgia, western North Carolina and east Tennessee. United specializes in providing personalized community banking services to individuals and small to mid-size businesses and also offers the convenience of 24-hour access through a network of ATMs, telephone and on-line banking. United's common stock is listed on the Nasdaq Global Select Market under the symbol UCBI. Additional information may be found at United's website at www.ucbi.com.

<u>Safe Harbor</u>

This news release contains forward-looking statements, as defined by federal securities laws, including statements about United's financial outlook and business environment. These statements are based on current expectations and are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements. For a discussion of some of the risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to United's filings with the Securities and Exchange Commission including its 2011 Annual Report on Form 10-K under the sections entitled "Forward-Looking Statements" and "Risk Factors." Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements.

# # #

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2012 Third Quarter	2012 Second Quarter	2012 First Quarter	2011 Fourth Quarter	2011 Third Quarter	Third Quarter 2012-2011 Change	For the Nine Months Ended 2012	For the Nine Months Ended 2011	YTD 2012-2011 Change
INCOME SUMMARY									
Interest revenue	$ 65,978	$ 66,780	$ 70,221	$ 71,905	$ 74,543		$ 202,979	$ 227,439	
Interest expense	8,607	9,944	11,357	12,855	15,262		29,908	52,820	
Net interest revenue	57,371	56,836	58,864	59,050	59,281	(3) %	173,071	174,619	(1) %
Provision for loan losses	15,500	18,000	15,000	14,000	36,000		48,500	237,000	
Fee revenue	13,764	12,867	15,379	12,667	11,498	20	42,010	37,241	13
Total revenue	55,635	51,703	59,243	57,717	34,779		166,581	(25,140)	
Operating expenses	44,783	44,310	46,955	51,080	46,520	(4)	136,048	210,519	(35)
Income (loss) before income taxes	10,852	7,393	12,288	6,637	(11,741)		30,533	(235,659)	
Income tax expense (benefit)	284	894	760	(3,264)	(402)		1,938	988	
Net income (loss)	10,568	6,499	11,528	9,901	(11,339)		28,595	(236,647)	
Preferred dividends and discount accretion	3,041	3,032	3,030	3,025	3,019		9,103	8,813	
Net income (loss) available to common shareholders	$ 7,527	$ 3,467	$ 8,498	$ 6,876	$ (14,358)		$ 19,492	$ (245,460)	
PERFORMANCE MEASURES									
Per common share:									
Diluted income (loss)	$ .13	$ .06	$ .15	$ .12	$ (.25)		$ .34	$ (7.23)	
Book value	6.75	6.61	6.68	6.62	6.77	-	6.75	6.77	-
Tangible book value [2]	6.64	6.48	6.54	6.47	6.61	-	6.64	6.61	-
Key performance ratios:									
Return on equity [1][3]	7.43 %	3.51 %	8.78 %	7.40 %	(15.06) %		6.57 %	(151.32) %	
Return on assets [3]	.63	.37	.66	.56	(.64)		.53	(4.37)	
Net interest margin [3]	3.60	3.43	3.53	3.51	3.55		3.52	3.42	
Efficiency ratio	62.95	63.84	63.31	71.23	65.73		63.36	99.39	
Equity to assets	8.75	8.33	8.19	8.28	8.55		8.42	7.58	
Tangible equity to assets [2]	8.66	8.24	8.08	8.16	8.42		8.32	7.47	
Tangible common equity to assets [2]	5.73	5.45	5.33	5.38	5.65		5.50	3.23	
Tangible common equity to risk-weighted assets [2]	8.44	8.37	8.21	8.25	8.52		8.44	8.52	
ASSET QUALITY *									
Non-performing loans	$ 115,001	$ 115,340	$ 129,704	$ 127,479	$ 144,484		$ 115,001	$ 144,484	
Foreclosed properties	26,958	30,421	31,887	32,859	44,263		26,958	44,263	
Total non-performing assets (NPAs)	141,959	145,761	161,591	160,338	188,747		141,959	188,747	
Allowance for loan losses	107,642	112,705	113,601	114,468	146,092		107,642	146,092	
Net charge-offs	20,563	18,896	15,867	45,624	17,546		55,326	265,603	
Allowance for loan losses to loans	2.60 %	2.74 %	2.75 %	2.79 %	3.55 %		2.60 %	3.55 %	
Net charge-offs to average loans [3]	1.99	1.85	1.55	4.39	1.68		1.80	8.28	
NPAs to loans and foreclosed properties	3.41	3.51	3.88	3.87	4.54		3.41	4.54	
NPAs to total assets	2.12	2.16	2.25	2.30	2.74		2.12	2.74	
AVERAGE BALANCES (*$ in millions*)									
Loans	$ 4,147	$ 4,156	$ 4,168	$ 4,175	$ 4,194	(1)	$ 4,157	$ 4,352	(4)
Investment securities	1,971	2,145	2,153	2,141	2,150	(8)	2,089	1,952	7
Earning assets	6,346	6,665	6,700	6,688	6,630	(4)	6,569	6,817	(4)
Total assets	6,648	6,993	7,045	7,019	7,000	(5)	6,894	7,246	(5)
Deposits	5,789	5,853	6,028	6,115	6,061	(4)	5,890	6,329	(7)
Shareholders' equity	582	583	577	581	598	(3)	580	549	6
Common shares - basic (*thousands*)	57,880	57,840	57,764	57,646	57,599		57,826	33,973	
Common shares - diluted (*thousands*)	57,880	57,840	57,764	57,646	57,599		57,826	33,973	
AT PERIOD END (*$ in millions*)									
Loans *	$ 4,138	$ 4,119	$ 4,128	$ 4,110	$ 4,110	1	$ 4,138	$ 4,110	1
Investment securities	2,025	1,984	2,202	2,120	2,123	(5)	2,025	2,123	(5)
Total assets	6,699	6,737	7,174	6,983	6,894	(3)	6,699	6,894	(3)
Deposits	5,823	5,822	6,001	6,098	6,005	(3)	5,823	6,005	(3)
Shareholders' equity	585	576	580	575	583	-	585	583	-
Common shares outstanding (*thousands*)	57,710	57,641	57,603	57,561	57,510		57,710	57,510	

[1] Net loss available to common shareholders, which is net of preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [2] Excludes effect of acquisition related intangibles and associated amortization. [3] Annualized.

* Excludes loans and foreclosed properties covered by loss sharing agreements with the FDIC.

UNITED COMMUNITY BANKS, INC.
Non-GAAP Performance Measures Reconciliation
Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2012 Third Quarter	2012 Second Quarter	2012 First Quarter	2011 Fourth Quarter	2011 Third Quarter	For the Nine Months Ended 2012	For the Nine Months Ended 2011
Interest revenue reconciliation							
Interest revenue - taxable equivalent	$ 65,978	$ 66,780	$ 70,221	$ 71,905	$ 74,543	$ 202,979	$ 227,439
Taxable equivalent adjustment	(419)	(444)	(446)	(423)	(420)	(1,309)	(1,284)
Interest revenue (GAAP)	$ 65,559	$ 66,336	$ 69,775	$ 71,482	$ 74,123	$ 201,670	$ 226,155
Net interest revenue reconciliation							
Net interest revenue - taxable equivalent	$ 57,371	$ 56,836	$ 58,864	$ 59,050	$ 59,281	$ 173,071	$ 174,619
Taxable equivalent adjustment	(419)	(444)	(446)	(423)	(420)	(1,309)	(1,284)
Net interest revenue (GAAP)	$ 56,952	$ 56,392	$ 58,418	$ 58,627	$ 58,861	$ 171,762	$ 173,335
Total revenue reconciliation							
Total operating revenue	$ 55,635	$ 51,703	$ 59,243	$ 57,717	$ 34,779	$ 166,581	$ (25,140)
Taxable equivalent adjustment	(419)	(444)	(446)	(423)	(420)	(1,309)	(1,284)
Total revenue (GAAP)	$ 55,216	$ 51,259	$ 58,797	$ 57,294	$ 34,359	$ 165,272	$ (26,424)
Income (loss) before taxes reconciliation							
Income (loss) before taxes	$ 10,852	$ 7,393	$ 12,288	$ 6,637	$ (11,741)	$ 30,533	$ (235,659)
Taxable equivalent adjustment	(419)	(444)	(446)	(423)	(420)	(1,309)	(1,284)
Income (loss) before taxes (GAAP)	$ 10,433	$ 6,949	$ 11,842	$ 6,214	$ (12,161)	$ 29,224	$ (236,943)
Income tax (benefit) expense reconciliation							
Income tax (benefit) expense	$ 284	$ 894	$ 760	$ (3,264)	$ (402)	$ 1,938	$ 988
Taxable equivalent adjustment	(419)	(444)	(446)	(423)	(420)	(1,309)	(1,284)
Income tax (benefit) expense (GAAP)	$ (135)	$ 450	$ 314	$ (3,687)	$ (822)	$ 629	$ (296)
Book value per common share reconciliation							
Tangible book value per common share	$ 6.64	$ 6.48	$ 6.54	$ 6.47	$ 6.61	$ 6.64	$ 6.61
Effect of goodwill and other intangibles	.11	.13	.14	.15	.16	.11	.16
Book value per common share (GAAP)	$ 6.75	$ 6.61	$ 6.68	$ 6.62	$ 6.77	$ 6.75	$ 6.77
Average equity to assets reconciliation							
Tangible common equity to assets	5.73 %	5.45 %	5.33 %	5.38 %	5.65 %	5.50 %	3.23 %
Effect of preferred equity	2.93	2.79	2.75	2.78	2.77	2.82	4.24
Tangible equity to assets	8.66	8.24	8.08	8.16	8.42	8.32	7.47
Effect of goodwill and other intangibles	.09	.09	.11	.12	.13	.10	.11
Equity to assets (GAAP)	8.75 %	8.33 %	8.19 %	8.28 %	8.55 %	8.42 %	7.58 %
Tangible common equity to risk-weighted assets reconciliation							
Tangible common equity to risk-weighted assets	8.44 %	8.37 %	8.21 %	8.25 %	8.52 %	8.44 %	8.52 %
Effect of other comprehensive income	.36	.28	.10	(.03)	(.29)	.36	(.29)
Effect of trust preferred	1.17	1.19	1.15	1.18	1.19	1.17	1.19
Effect of preferred equity	4.29	4.35	4.23	4.29	4.33	4.29	4.33
Tier I capital ratio (Regulatory)	14.26 %	14.19 %	13.69 %	13.69 %	13.75 %	14.26 %	13.75 %

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Loan Portfolio Composition at Period-End [1]

(in millions)	2012			2011		Linked Quarter Change	Year over Year Change
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter		
LOANS BY CATEGORY							
Commercial (sec.by RE)	$ 1,819	$ 1,837	$ 1,843	$ 1,822	$ 1,771	$ (18)	$ 48
Commercial & industrial	460	450	440	428	429	10	31
Commercial construction	161	169	167	164	169	(8)	(8)
Total commercial	2,440	2,456	2,450	2,414	2,369	(16)	71
Residential mortgage	1,174	1,128	1,131	1,135	1,150	46	24
Residential construction	389	409	436	448	474	(20)	(85)
Consumer installment	135	126	111	113	117	9	18
Total loans	$ 4,138	$ 4,119	$ 4,128	$ 4,110	$ 4,110	19	28
LOANS BY MARKET							
North Georgia	$ 1,383	$ 1,387	$ 1,408	$ 1,426	$ 1,478	(4)	(95)
Atlanta MSA	1,257	1,252	1,239	1,220	1,192	5	65
North Carolina	579	576	588	597	607	3	(28)
Coastal Georgia	380	369	366	346	316	11	64
Gainesville MSA	256	259	262	265	272	(3)	(16)
East Tennessee	283	276	265	256	245	7	38
Total loans	$ 4,138	$ 4,119	$ 4,128	$ 4,110	$ 4,110	19	28
RESIDENTIAL CONSTRUCTION							
Dirt loans							
Acquisition & development	$ 71	$ 78	$ 86	$ 88	$ 97	(7)	(26)
Land loans	41	45	57	61	60	(4)	(19)
Lot loans	196	203	204	207	216	(7)	(20)
Total	308	326	347	356	373	(18)	(65)
House loans							
Spec	44	49	57	59	64	(5)	(20)
Sold	37	34	32	33	37	3	-
Total	81	83	89	92	101	(2)	(20)
Total residential construction	$ 389	$ 409	$ 436	$ 448	$ 474	(20)	(85)
RESIDENTIAL CONSTRUCTION - ATLANTA MSA							
Dirt loans							
Acquisition & development	$ 14	$ 14	$ 17	$ 17	$ 19	-	(5)
Land loans	9	9	13	14	15	-	(6)
Lot loans	18	22	22	22	22	(4)	(4)
Total	41	45	52	53	56	(4)	(15)
House loans							
Spec	19	24	27	27	28	(5)	(9)
Sold	8	7	7	6	8	1	-
Total	27	31	34	33	36	(4)	(9)
Total residential construction	$ 68	$ 76	$ 86	$ 86	$ 92	(8)	(24)

[1] Excludes total loans of $37.0 million, $41.5 million, $47.2 million, $54.5 million and $57.8 million as of September 30, 2012, June 30, 2012, March 31, 2012, December 31, 2011 and September 30, 2011, respectively, that are covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality [1]

(in thousands)	Third Quarter 2012 Non-performing Loans	Foreclosed Properties	Total NPAs	Second Quarter 2012 Non-performing Loans	Foreclosed Properties	Total NPAs	First Quarter 2012 Non-performing Loans	Foreclosed Properties	Total NPAs
NPAs BY CATEGORY									
Commercial (sec.by RE)	$ 25,896	$ 8,767	$ 34,663	$ 19,115	$ 10,586	$ 29,701	$ 26,081	$ 10,808	$ 36,889
Commercial & industrial	32,678	-	32,678	34,982	-	34,982	36,314	-	36,314
Commercial construction	18,590	3,121	21,711	18,175	2,732	20,907	23,319	3,266	26,585
Total commercial	77,164	11,888	89,052	72,272	13,318	85,590	85,714	14,074	99,788
Residential mortgage	13,996	6,031	20,027	16,631	5,591	22,222	18,741	5,882	24,623
Residential construction	22,935	9,039	31,974	25,530	11,512	37,042	24,341	11,931	36,272
Consumer installment	906	-	906	907	-	907	908	-	908
Total NPAs	$ 115,001	$ 26,958	$ 141,959	$ 115,340	$ 30,421	$ 145,761	$ 129,704	$ 31,887	$ 161,591
Balance as a % of									
Unpaid Principal	68.8%	36.4%	58.8%	68.8%	39.3%	59.4%	70.6%	36.1%	59.4%
NPAs BY MARKET									
North Georgia	$ 72,211	$ 14,582	$ 86,793	$ 77,332	$ 13,546	$ 90,878	$ 81,117	$ 14,559	$ 95,676
Atlanta MSA	21,349	5,926	27,275	17,593	8,651	26,244	22,321	7,647	29,968
North Carolina	9,622	2,771	12,393	10,657	3,287	13,944	15,765	4,650	20,415
Coastal Georgia	6,822	864	7,686	5,822	785	6,607	5,622	1,268	6,890
Gainesville MSA	840	1,328	2,168	991	2,998	3,989	2,210	3,387	5,597
East Tennessee	4,157	1,487	5,644	2,945	1,154	4,099	2,669	376	3,045
Total NPAs	$ 115,001	$ 26,958	$ 141,959	$ 115,340	$ 30,421	$ 145,761	$ 129,704	$ 31,887	$ 161,591
NPA ACTIVITY									
Beginning Balance	$ 115,340	$ 30,421	$ 145,761	$ 129,704	$ 31,887	$ 161,591	$ 127,479	$ 32,859	$ 160,338
Loans placed on non-accrual	30,535	-	30,535	29,364	-	29,364	32,437	-	32,437
Payments received	(3,646)	-	(3,646)	(15,027)	-	(15,027)	(5,945)	-	(5,945)
Loan charge-offs	(19,227)	-	(19,227)	(19,382)	-	(19,382)	(14,733)	-	(14,733)
Foreclosures	(8,001)	8,001	-	(9,319)	9,319	-	(9,534)	9,534	-
Capitalized costs	-	102	102	-	415	415	-	329	329
Note / property sales	-	(8,822)	(8,822)	-	(10,461)	(10,461)	-	(8,631)	(8,631)
Write downs	-	(2,394)	(2,394)	-	(1,008)	(1,008)	-	(2,111)	(2,111)
Net gains (losses) on sales	-	(350)	(350)	-	269	269	-	(93)	(93)
Ending Balance	$ 115,001	$ 26,958	$ 141,959	$ 115,340	$ 30,421	$ 145,761	$ 129,704	$ 31,887	$ 161,591

(in thousands)	Third Quarter 2012 Net Charge-Offs	Net Charge-Offs to Average Loans [2]	Second Quarter 2012 Net Charge-Offs	Net Charge-Offs to Average Loans [2]	First Quarter 2012 Net Charge-Offs	Net Charge-Offs to Average Loans [2]
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec.by RE)	$ 8,174	1.79 %	$ 4,349	.95 %	$ 3,697	.81 %
Commercial & industrial	(259)	(.23)	775	.70	669	.62
Commercial construction	3,190	7.74	88	.21	334	.81
Total commercial	11,105	1.81	5,212	.86	4,700	.78
Residential mortgage	3,527	1.23	3,862	1.38	5,375	1.91
Residential construction	5,676	5.69	9,563	9.14	5,314	4.84
Consumer installment	255	.78	259	.88	478	1.72
Total	$ 20,563	1.99	$ 18,896	1.85	$ 15,867	1.55
NET CHARGE-OFFS BY MARKET						
North Georgia	$ 6,451	1.84 %	$ 12,474	3.58 %	$ 9,022	2.56 %
Atlanta MSA	9,344	3.02	2,307	.75	2,729	.89
North Carolina	1,674	1.15	3,634	2.52	1,679	1.14
Coastal Georgia	2,486	2.67	211	.23	1,329	1.53
Gainesville MSA	294	.45	(187)	(.29)	883	1.35
East Tennessee	314	.45	457	.68	225	.34
Total	$ 20,563	1.99	$ 18,896	1.85	$ 15,867	1.55

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

[2] Annualized.

UNITED COMMUNITY BANKS, INC.
Consolidated Statement of Operations *(Unaudited)*

(in thousands, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2012	**2011**	**2012**	**2011**
Interest revenue:				
Loans, including fees	$ 53,868	$ 59,294	$ 163,805	$ 181,359
Investment securities, including tax exempt of $225, $244, $737 and $754	10,706	14,568	34,772	42,964
Federal funds sold, reverse repurchase agreements, commercial paper and deposits in banks	985	261	3,093	1,832
Total interest revenue	65,559	74,123	201,670	226,155
Interest expense:				
Deposits:				
NOW	447	831	1,587	3,191
Money market	599	1,129	1,901	4,656
Savings	37	52	112	193
Time	4,612	9,086	15,844	31,813
Total deposit interest expense	5,695	11,098	19,444	39,853
Federal funds purchased, repurchase agreements and other short-term borrowings	514	1,081	2,463	3,197
Federal Home Loan Bank advances	26	441	882	1,601
Long-term debt	2,372	2,642	7,119	8,169
Total interest expense	8,607	15,262	29,908	52,820
Net interest revenue	56,952	58,861	171,762	173,335
Provision for loan losses	15,500	36,000	48,500	237,000
Net interest revenue after provision for loan losses	41,452	22,861	123,262	(63,665)
Fee revenue:				
Service charges and fees	7,696	7,534	23,295	21,862
Mortgage loan and other related fees	2,800	1,148	7,221	3,594
Brokerage fees	709	836	2,331	2,204
Securities gains, net	-	-	7,047	838
Loss from prepayment of debt	-	-	(6,681)	(791)
Other	2,559	1,980	8,797	9,534
Total fee revenue	13,764	11,498	42,010	37,241
Total revenue	55,216	34,359	165,272	(26,424)
Operating expenses:				
Salaries and employee benefits	22,918	25,262	72,440	76,622
Communications and equipment	3,254	3,284	9,620	10,006
Occupancy	3,539	3,794	10,849	11,673
Advertising and public relations	934	1,052	2,868	3,347
Postage, printing and supplies	954	1,036	2,849	3,239
Professional fees	2,180	2,051	6,107	7,731
Foreclosed property	3,706	2,813	9,382	69,603
FDIC assessments and other regulatory charges	2,537	2,603	7,592	11,660
Amortization of intangibles	728	748	2,190	2,270
Other	4,033	3,877	12,151	14,368
Total operating expenses	44,783	46,520	136,048	210,519
Net income (loss) before income taxes	10,433	(12,161)	29,224	(236,943)
Income tax (benefit) expense	(135)	(822)	629	(296)
Net income (loss)	10,568	(11,339)	28,595	(236,647)
Preferred stock dividends and discount accretion	3,041	3,019	9,103	8,813
Net income (loss) available to common shareholders	$ 7,527	$ (14,358)	$ 19,492	$ (245,460)
Earnings (loss) per common share - Basic	$ .13	$ (.25)	$ .34	$ (7.23)
Earnings (loss) per common share - Diluted	.13	(.25)	.34	(7.23)
Weighted average common shares outstanding - Basic	57,880	57,599	57,826	33,973
Weighted average common shares outstanding - Diluted	57,880	57,599	57,826	33,973

UNITED COMMUNITY BANKS, INC.
Consolidated Balance Sheet

(in thousands, except share and per share data)	September 30, 2012	December 31, 2011	September 30, 2011
	(unaudited)	(audited)	(unaudited)
ASSETS			
Cash and due from banks	$ 57,270	$ 53,807	$ 57,780
Interest-bearing deposits in banks	119,355	139,609	241,440
Federal funds sold, reverse repurchase agreements, commercial paper and short-term investments	45,000	185,000	-
Cash and cash equivalents	221,625	378,416	299,220
Securities available for sale	1,761,994	1,790,047	1,769,083
Securities held to maturity (fair value $281,336, $343,531 and $369,020)	262,648	330,203	353,739
Mortgage loans held for sale	30,571	23,881	22,050
Loans, net of unearned income	4,137,845	4,109,614	4,109,875
Less allowance for loan losses	107,642	114,468	146,092
Loans, net	4,030,203	3,995,146	3,963,783
Assets covered by loss sharing agreements with the FDIC	53,070	78,145	83,623
Premises and equipment, net	170,532	175,088	176,839
Bank owned life insurance	81,574	80,599	80,452
Accrued interest receivable	19,133	20,693	19,744
Goodwill and other intangible assets	6,237	8,428	9,175
Foreclosed property	26,958	32,859	44,263
Other assets	34,690	69,915	72,302
Total assets	$ 6,699,235	$ 6,983,420	$ 6,894,273
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits:			
Demand	$ 1,210,703	$ 992,109	$ 966,452
NOW	1,184,341	1,509,896	1,299,512
Money market	1,126,312	1,038,778	1,030,370
Savings	222,431	199,007	200,231
Time:			
Less than $100,000	1,123,672	1,332,394	1,393,559
Greater than $100,000	731,766	847,152	905,183
Brokered	223,474	178,647	209,998
Total deposits	5,822,699	6,097,983	6,005,305
Federal funds purchased, repurchase agreements, and other short-term borrowings	53,243	102,577	102,883
Federal Home Loan Bank advances	50,125	40,625	40,625
Long-term debt	120,285	120,225	120,206
Unsettled securities purchases	24,319	10,325	10,585
Accrued expenses and other liabilities	43,309	36,199	31,302
Total liabilities	6,113,980	6,407,934	6,310,906
Shareholders' equity:			
Preferred stock, $1 par value; 10,000,000 shares authorized;			
Series A; $10 stated value; 21,700 shares issued and outstanding	217	217	217
Series B; $1,000 stated value; 180,000 shares issued and outstanding	178,183	177,092	176,739
Series D; $1,000 stated value; 16,613 shares issued and outstanding	16,613	16,613	16,613
Common stock, $1 par value; 100,000,000 shares authorized;			
42,393,319, 41,647,100 and 41,595,692 shares issued and outstanding	42,393	41,647	41,596
Common stock, non-voting, $1 par value; 30,000,000 shares authorized;			
15,316,794, 15,914,209 and 15,914,209 shares issued and outstanding	15,317	15,914	15,914
Common stock issuable; 129,270, 93,681 and 88,501 shares	3,247	3,233	3,590
Capital surplus	1,056,998	1,054,940	1,053,565
Accumulated deficit	(711,369)	(730,861)	(737,736)
Accumulated other comprehensive (loss) income	(16,344)	(3,309)	12,869
Total shareholders' equity	585,255	575,486	583,367
Total liabilities and shareholders' equity	$ 6,699,235	$ 6,983,420	$ 6,894,273

UNITED COMMUNITY BANKS, INC.
Average Consolidated Balance Sheets and Net Interest Analysis
For the Three Months Ended September 30,

	2012			2011		
(dollars in thousands, taxable equivalent)	Average Balance	Interest	Avg. Rate	Average Balance	Interest	Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [1][2]	$ 4,147,220	$ 53,963	5.18 %	$ 4,193,951	$ 59,394	5.62 %
Taxable securities [3]	1,947,780	10,481	2.15	2,125,154	14,324	2.70
Tax-exempt securities [1][3]	22,895	368	6.43	24,675	399	6.47
Federal funds sold and other interest-earning assets	227,950	1,166	2.05	286,194	426	.60
Total interest-earning assets	6,345,845	65,978	4.14	6,629,974	74,543	4.47
Non-interest-earning assets:						
Allowance for loan losses	(112,034)			(128,654)		
Cash and due from banks	51,705			53,500		
Premises and equipment	171,608			177,798		
Other assets [3]	190,439			267,349		
Total assets	$ 6,647,563			$ 6,999,967		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$ 1,176,087	447	.15	$ 1,258,929	831	.26
Money market	1,157,655	599	.21	1,024,559	1,129	.44
Savings	221,186	37	.07	199,793	52	.10
Time less than $100,000	1,144,103	2,260	.79	1,448,024	4,539	1.24
Time greater than $100,000	750,828	1,876	.99	940,864	3,456	1.46
Brokered time deposits	176,114	476	1.08	260,423	1,091	1.66
Total interest-bearing deposits	4,625,973	5,695	.49	5,132,592	11,098	.86
Federal funds purchased and other borrowings	55,994	514	3.65	103,850	1,081	4.13
Federal Home Loan Bank advances	44,473	26	.23	40,625	441	4.31
Long-term debt	120,276	2,372	7.85	138,457	2,642	7.57
Total borrowed funds	220,743	2,912	5.25	282,932	4,164	5.84
Total interest-bearing liabilities	4,846,716	8,607	.71	5,415,524	15,262	1.12
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	1,163,471			928,788		
Other liabilities	55,607			57,427		
Total liabilities	6,065,794			6,401,739		
Shareholders' equity	581,769			598,228		
Total liabilities and shareholders' equity	$ 6,647,563			$ 6,999,967		
Net interest revenue		$ 57,371			$ 59,281	
Net interest-rate spread			3.43 %			3.35 %
Net interest margin [4]			3.60 %			3.55 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued and loans that are held for sale.

[3] Securities available for sale are shown at amortized cost. Pretax unrealized gains of $22.9 million in 2012 and $37.9 million in 2011 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

UNITED COMMUNITY BANKS, INC.
Average Consolidated Balance Sheets and Net Interest Analysis
For the Nine Months Ended September 30,

(dollars in thousands, taxable equivalent)	2012 Average Balance	Interest	Avg. Rate	2011 Average Balance	Interest	Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [1][2]	$ 4,157,057	$164,101	5.27 %	$ 4,351,524	$181,422	5.57 %
Taxable securities [3]	2,065,112	34,035	2.20	1,926,365	42,210	2.92
Tax-exempt securities [1][3]	24,187	1,207	6.65	25,178	1,234	6.53
Federal funds sold and other interest-earning assets	322,998	3,636	1.50	514,392	2,573	.67
Total interest-earning assets	6,569,354	202,979	4.13	6,817,459	227,439	4.46
Non-interest-earning assets:						
Allowance for loan losses	(115,252)			(145,689)		
Cash and due from banks	52,755			102,251		
Premises and equipment	173,410			178,694		
Other assets [3]	214,068			293,386		
Total assets	$ 6,894,335			$ 7,246,101		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$ 1,304,159	1,587	.16	$ 1,313,752	3,191	.32
Money market	1,120,091	1,901	.23	977,863	4,656	.64
Savings	214,280	112	.07	194,433	193	.13
Time less than $100,000	1,199,563	7,806	.87	1,509,753	14,980	1.33
Time greater than $100,000	783,370	6,354	1.08	973,335	11,480	1.58
Brokered time deposits	162,682	1,684	1.38	475,687	5,353	1.50
Total interest-bearing deposits	4,784,145	19,444	.54	5,444,823	39,853	.98
Federal funds purchased and other borrowings	85,022	2,463	3.87	102,711	3,197	4.16
Federal Home Loan Bank advances	153,539	882	.77	49,442	1,601	4.33
Long-term debt	120,256	7,119	7.91	146,221	8,169	7.47
Total borrowed funds	358,817	10,464	3.90	298,374	12,967	5.81
Total interest-bearing liabilities	5,142,962	29,908	.78	5,743,197	52,820	1.23
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	1,105,607			884,417		
Other liabilities	65,390			69,131		
Total liabilities	6,313,959			6,696,745		
Shareholders' equity	580,376			549,356		
Total liabilities and shareholders' equity	$ 6,894,335			$ 7,246,101		
Net interest revenue		$173,071			$174,619	
Net interest-rate spread			3.35 %			3.23 %
Net interest margin [4]			3.52 %			3.42 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued and loans that are held for sale.

[3] Securities available for sale are shown at amortized cost. Pretax unrealized gains of $24.1 million in 2012 and $32.4 million in 2011 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.